FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending June 15, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: June 15, 2004                                      By: Victoria Llewellyn
                                                             ------------------
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

GlaxoSmithKline plc Non-Executive Directors' details

Further to the Company's announcement dated 26 May 2004, the following details for Sir Christopher Gent and Sir Deryck Maughan are provided in accordance with the requirements of the Financial Services Authority's Listing Rules on their appointment to the Board of GlaxoSmithKline plc with effect from 1 June 2004.

Sir Christopher Gent - Non-Executive Deputy Chairman

The following table shows Sir Christopher's current and past directorships of publicly quoted companies during the past five years.

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                              Company             Country of incorporation

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Current directorships
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Lehman Brothers Holdings, Inc.                             USA
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Past directorships
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Vodafone Group plc                                    England & Wales
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Sir Christopher does not hold or have any notifiable interests in any
GlaxoSmithKline plc Ordinary Shares or American Depositary Shares.

Sir Deryck Maughan - Non-Executive Director

The following table shows Sir Deryck's current and past directorships of publicly quoted companies during the past five years.

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                              Company             Country of incorporation

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Current directorships
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Citibank N.A.                                                  USA
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Past directorships
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New York Stock Exchange, Inc.                                  USA
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Sir Deryck does not hold or have any notifiable interests in any GlaxoSmithKline plc Ordinary Shares or American Depositary Shares.

Paragraph 6.F.2 (b) to (g) Financial Services Authority's Listing Rules

Neither Sir Christopher nor Sir Deryck has any details to disclose in respect of paragraph 6.F.2 (b) to (g) of the Financial Services Authority's Listing Rules.


S M Bicknell
Company Secretary
14 June 2004

 Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


14 June 2004                  Abacus (GSK) Trustees Limited,  as trustee of the
                              GlaxoSmithKline  Employee  Trust,  ("GSK Trust"),
                              transferred  4,570 Ordinary Shares in the Company
                              to   participants   in  the  SmithKline   Beecham
                              Employee Share Option Plan 1991.


The Company was advised of these transactions on 15 June 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary
15 June 2004